Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

Additional Information

In connection with the proposed transaction, Dominion Energy will file a registration statement on Form S-4, which will include a document that serves as a prospectus of Dominion Energy and a proxy statement of SCANA (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to SCANA’s shareholders. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website (http://www.sec.gov) or from Dominion Energy or SCANA. The documents filed by Dominion Energy with the SEC may be obtained free of charge by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com, and the documents filed by SCANA with the SEC may be obtained free of charge to SCANA Corporation, 220 Operation Way, Mail Code D133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the Solicitation
Dominion Energy and SCANA and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information about Dominion Energy’s directors and executive officers is available in Dominion Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 20, 2017, for its 2017 Annual Meeting of Shareholders, and certain of its Current Reports on Form 8-K.  Information about SCANA’s directors and executive officers is available in SCANA’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, in its proxy statement dated March 24, 2017, for its 2017 Annual Meeting of Shareholders and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available.  Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Dominion Energy or SCANA as indicated above.

EMAIL TO EMPLOYEES

Ready to make your voice heard on SCANA’s path forward?
Many of you have taken the opportunity to reach out to state legislators in writing or by phone to express your thoughts about a positive path forward for SCANA during this time of uncertainty. If you’re interested in speaking up in a more visible way, we could use your help. We are preparing video statements from our employees to present publicly (i.e., social media, radio) to lend our voice to the critical discussions being held about our future.

Take a look at this sample video [link], and if you would like to be a part of this effort, please complete this online form to express your interest and support. There is no script for you to follow, you simply offer your perspective about how you’re feeling about the recent activities to block the merger, along with other thoughts and perspectives you’d like to share with our state’s policymakers.

Regardless of whether you participate in providing video comments, you can continue to reach out to any of the state legislators, including our governor, if you choose to do so on your personal time. You’ll find contact information at the SC Legislature site online.

TRANSCRIPT OF EMPLOYEE VIDEO

Ginny Jones: We asked SCANA employees for their thoughts on the Dominion merger and other issues. Here’s what they had to say.
Ginny Jones: Tell me your thoughts as an employee, what do you think about the Dominion merger?
Pam McFadden: Well, um, from what I’ve heard, I think it’s a good thing. I think Dominion is a good company.
John Tomat: Their proposal, their solution to help us out is well thought out, well planned. A lot of detail behind it.
Aimée Murray: I do believe that it’s the best move for us. It’s the only move right now. And I think that if anybody else was willing to do it, company wise, they would have come forward by now.
Ellen Rodillo-Fowler: Yeah, it isn’t going to give everyone what they want 100% but that’s the whole thing about a compromise. You know, both sides have got to give a little bit to come up with a solution that will work and also one that’s viable.
Melissa Harper: It’s definitely a compromise. But I think it’s the best compromise that could be reached.
Jeff Kerbow: The way I actually kind of view is that, personally, I think there’s a really good chance that as a result of the merger, I might not end up with a position here. I think a lot of people are kind of in that boat. But at the same time, I would still support this so I’m not looking at it from a personal perspective. I’m looking at it as I think it’s what’s best for customers, for shareholders and for employees um, in the long run.
Ginny Jones: What do you think about what the legislator’s been doing recently?
Pam McFadden: I would just let them know that the people of South Carolina are going to be let down if the merger doesn’t go through and our company has to file for bankruptcy, that we’re going to be in, um, a whole another debacle besides just um, not completing the nuclear units there. I just, I really feel that everybody’s going to suffer.
John Tomat: It seems like their more concerned about getting re-elected than they are what is in the best interest of everyone that’s impacted by this.
Aimée Murray: I would ask them to remember that SCANA’s not just a big company. A big company is made up of a lot of small people. A lot of people who live in the neighborhoods. A lot of um, church goers. A lot of people who volunteer in the community. It’s made up of a lot of people.
Jeff Kerbow: The idea that yesterday, based on one report, and incomplete information, that the Governor’s already declared that- no, he thinks that, that we basically need a, a particular path- seems very premature.
Aimée Murray: I was really disappointed in, in, what the Governor said. Um, I feel like he too has forgotten about um, all of the people who make up SCANA.
John Tomat: I think they need to take personal feelings and put them to the side. I think they need to look at it more holistically than through just the viewpoint of the ratepayer. Now, don’t get me wrong, I’m a ratepayer as well, and I think it’s very important. I understand why customers are upset and concerned. I’m one of those customers myself. But I just think they need to look at it from every angle, everyone that’s impacted rather than just the ratepayer because there’s a lot more people that are impacted by this.
Jeff Kerbow: It seems like over years we should have proven ourselves as a partner for South Carolina, that all of the things that we’ve done from helping…from an economic development standpoint, everything else, that um, it seems like that’s totally forgotten, that they think we’re only doing this for selfish reasons.
Ginny Jones: Why do you think the merger would be important for South Carolina?
Pam McFadden: Well, there’s going to be um, some continuance for people. They’re going to be able to have a company that they can depend on as they have with SCE&G for all of the years. Um, I just think that they are good community partners- and they- I’m talking about Dominion. I think they are a good community partners and it would just be for the betterment of the whole state.
Aimée Murray: Hopefully our legislators will, will come through for all of us.